

File No. 82-4668

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 4655
Fax+44 208 967 1446
judith.george@tns-global.com

Judith George
Assistant Company Secretary

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States



3 June 2005

SUPPL

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

- Taylor Nelson Sofres plc – director's exercise of options

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Judith George

Enc.


SEC MAIL PROCESSING
RECEIVED
JUN 08 2005
WASH, D.C. 190 SECTION


JUN 13 2005
FINANCI

F:\Users\CompanySecretarial 050101\Plc\Letters\SEC Letters 2005\050603_ABC_sale.doc

tns

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 4655
Fax+44 208 967 1446
judith.george@tns-global.com

Judith George
Assistant Company Secretary


SEC MAIL PROCESSING
RECEIVED
JUN 0 8 2005
WASH., D.C.
190
SECTION

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

3 June 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

- Taylor Nelson Sofres plc – director's exercise of options

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Judith George

Enc.

F:\Users\CompanySecretarial 050101\Plc\Letters\SEC Letters 2005\050603_ABC_sale.doc

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file no: 82-4668v

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Taylor Nelson Sofres PLC	Director Shareholding		17:03 1 Jun 05		

Full Announcement Text

For immediate release **1 June 2005**

Taylor Nelson Sofres plc
Director's exercise of options

Taylor Nelson Sofres plc (TNS) has been advised that the Chairman, Tony Cowling, today exercised options to purchase 568,182 ordinary shares of 5p each in the company, at 95p and sold 126,495 of those shares at 213.7047p, representing 0.028 per cent of the company's issued share capital in order to pay the income tax liability due on the exercise.

The options were granted in 1998 under the Long Term Incentive Plan.

His combined remaining beneficial holding in the company is 1,489,812 shares, representing 0.333 per cent of the company's issued share capital.

For further information, please contact:

Janis Parks, Head of Investor Relations +44 (0)20 8967 1584

Email to: janis.parks@tns-global.com

END

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